

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Michael Bonner
Chief Financial Officer
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

      Re: Cumberland Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed December 11, 2020
           File No. 333-251308

Dear Mr. Bonner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Christopher M. Douse, Esq.